EXHIBIT 99.1

Innate Pharma to Hold Its Annual General Meeting of Shareholders on May 28, 2021

The Annual General Meeting will be broadcasted live by the Company

Shareholders are invited to vote at the General Meeting either by mail or by proxy

MARSEILLE, France, April 21, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) at 11:00 a.m. CET on May 28, 2021. The Annual General Meeting will be broadcasted live.

The procedures for holding the AGM have been adapted in accordance with French Ordinance No. 2020-321 of 25 March 2020 (as modified by French Ordinance n°2020-1497 of December 2, 2020) and French Decree No. 2020-418 of April 10, 2020 (as modified by French Decree No. 2020-1614 of December 18, 2020), extended by French Decree No. 2021-55 of March 9, 2021.

At the date of this publication, administrative measures limiting or prohibiting travel or collective gatherings for health reasons in France prevent the physical presence of its members to the AGM.

In this exceptional context, the shareholders are invited to vote before the AGM by correspondence or through a proxy.

The shareholders will be able to send questions during the AGM. The connection details and the recording will be available on the Company’s website (www.innate-pharma.com).

The Notice of Meeting of this AGM was published on April 21, 2021 in the French legal bulletin. It includes the agenda, the proposed resolutions as well as instructions to participate and vote in this AGM.

All documentation regarding this AGM will be published on the Company’s website.

Precision regarding the AGM:

Only shareholders having registered their shares at least two business days prior to the date of the AGM, by midnight Paris time, will be able to participate.

Shareholders holding “au porteur” (bearer) shares will need to obtain an “attestation de participation” (certificate of shareholding) from their brokers. This “attestation de participation” must be attached to the voting or proxy form.

Written questions from shareholders must be received the second business day prior to the AGM at the latest (by e-mail to investors@innate-pharma.com).

Shareholders may obtain the legal documentation in preparation of the AGM (as described in article R. 225-83 of the French Code de Commerce) by sending a request by e-mail to investors@innate-pharma.com.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com